Filed by: Brookfield Investment Management Pursuant to Rule 425

under Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

 File No.: 333-211408

The following is a transcript of a recorded conference call hosted by Brookfield Investment Management on June 9, 2016, at 4:30 p.m. Eastern Time.

Transcript of Conference Call

Call Operator:

Good afternoon. Before we begin, I would like to point out that statements made on this conference call speak only as of today’s date and contain certain forward-looking statements under the federal securities laws that involve risks, uncertainties, and assumptions, including some statements concerning future results, projected asset class and sector returns, plans, goals, credit market conditions and other events that have not yet occurred, that could cause the results to differ materially from these forward looking statements. Please be advised that current positioning and holdings for each of the Funds are subject to change without notice and may be different than any percentages stated on this call. The mention of specific names is not a recommendation to buy or sell a security. There is no guarantee that the Funds currently hold any of the names specifically referenced on today’s call. There is no guarantee that the specific names referenced were or will be profitable.  You should refer to the information in SEC filings concerning factors that could cause future results to differ materially from these forward looking statements. Today’s call is neither an offer of securities nor a solicitation of a proxy vote.

I will now turn it over to Mr. Brian Hurley of Brookfield Investment Management.

Brian Hurley:

Good afternoon. This is Brian Hurley and I am the President of Brookfield Mortgage Opportunity Income Fund Inc., NYSE ticker symbol, BOI, Brookfield Total Return Fund Inc., NYSE ticker symbol, HTR, and Brookfield High Income Fund Inc., NYSE ticker symbol, HHY. We appreciate your interest in our Funds and hope you find today’s call informative. The purpose of today’s call is to provide shareholders with information on the proposal to reorganize BOI, HTR and HHY into a new entity, Brookfield Real Assets Income Fund Inc.

In addition, we are providing information on Brookfield’s agreement to sell its securitized products team, led by Michelle Russell-Dowe, to Schroder Investment Management North America Inc.

We trust today’s call will provide shareholders with additional insight into why we believe the multi-asset investment strategy of the Brookfield Real Assets Income Fund is in shareholders’ best interests. We understand there may be further questions following today’s call, so please reach out to our investor relations team at (855) 777-8001 with any additional questions or to request a copy of the call transcript. You can also visit our website at brookfieldim.com.

Please note that shareholders of record of the Funds will receive a Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus that will contain additional information on the proposals described above. A preliminary Registration Statement has been filed with the Securities and Exchange Commission. However, the Registration Statement may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.

Unfortunately, this means that while we want to share with you as much detail as possible on the proposal, there are limits to the information we can provide at this time and on today’s call. With that background, I now turn it over to the portfolio management team.

Craig Noble:

Hello, this is Craig Noble, Chief Executive Officer of Brookfield Investment Management, the public securities group of Brookfield Asset Management. First, I’d like to thank you for your interest in Brookfield’s closed end funds and for your participation in this call.

On May 16, 2016, Brookfield Investment Management announced that:

•                  the Board of Directors of each BOI, HTR and HHY approved the proposed reorganization of each Fund into Brookfield Real Assets Income Fund Inc., a newly organized Maryland corporation; and secondly

•                  the Board of Directors of each BOI and HTR approved the proposed appointment of Schroder Investment Management North America Inc., which I will refer to for ease of reference on this call as Schroders, as sub-adviser for BOI and HTR.

A meeting of shareholders for BOI, HTR and HHY to consider the proposed reorganization of each Fund into Brookfield Real Assets Income Fund Inc. has been scheduled for Friday, August 5 at 8:30am Eastern time. In addition, shareholders of BOI and HTR will be asked to consider the approval of Schroders as a sub-adviser for BOI and HTR.

As we will discuss further today, we are requesting approval of Schroders, as a sub-adviser for BOI and HTR so that Michelle Russell-Dowe and her Securitized Products Investment Team can continue managing the securitized credit investments of those Funds, following the sale of that team to Schroders.

Upon shareholder approval of the proposed reorganizations, Schroders would also serve as sub-adviser to the Brookfield Real Assets Income Fund Inc., which means Michelle and her team would continue to manage the securitized credit portion of the combined fund.

Based on questions we’ve received in advance of today’s call, we are covering the following topics:

1.              The reasons for the proposal to reorganize BOI, HTR and HHY into Brookfield Real Assets Income Fund,

2.              A discussion of the need to approve Schroders as a sub-adviser,

3.              A discussion of the asset allocation process for Brookfield Real Assets Income Fund,

4.              A review of the markets from our portfolio managers, and finally,

5.              I will give a brief re-cap of the reasons for the proposed reorganization.

Turning to the Approval of the Reorganizations for BOI, HTR and HHY

In approving the proposed reorganizations of BOI, HTR and HHY into Brookfield Real Assets Income Fund, the Boards of the Funds considered a number of factors. I’d like to review a few of those with you now.

i.                  First is the Investment Strategy. The Real Assets Fund will pursue a multi-asset, multi-portfolio manager investment strategy that will primarily invest in infrastructure, real estate and natural resources (what we collectively refer to as “Real Assets”) fixed income securities and other debt instruments, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR). The Real Assets Fund will also invest to a lesser extent in Real Assets equity securities. Brookfield will allocate a portion of the Real Assets Fund’s assets to (i) the Real Assets Credit investment team, which is comprised of investment personnel that currently manage HHY, (ii) the Securitized Products Investment Team, which is comprised of investment personnel that currently manage BOI and HTR and (iii) other portfolio management teams within Brookfield. My colleague, Larry Antonatos, will discuss our approach to asset allocation later during this call.

ii.               The second factor is the flexibility of the Investment Strategy. The Real Assets Fund’s multi-asset, multi-portfolio manager approach will allow us to allocate the Real Assets Fund’s investments across multiple industries and sectors within Real Assets, which we believe may result in more stable income and less volatile returns across market cycles. We will discuss further in our market updates the potential benefits of having this flexibility.

iii.            The third factor is the potential for greater income, income growth, and capital appreciation.  We believe that the Real Assets Fund’s investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds’ shareholders.

iv.           Next is the Potential for Improved Secondary Market Trading. The Real Assets Fund has the potential for improved secondary market trading and demand over the long term, as a result of the larger asset size of the new Real Assets Fund.

v.              Fifth is the Potential for Operational Cost Savings: the larger asset size of the Real Assets Fund may potentially result in operational cost savings over time.

vi.           The sixth factor is that Costs of the Reorganizations will be Borne by Brookfield: Brookfield will bear direct costs of the Reorganizations.

vii.        Expense Cap for Two Years:  Management Fees for the Real Assets Fund will be 1.0% of managed assets, equivalent to the management fees for BOI but higher than the management fees for HTR and HHY. However, Brookfield has contractually agreed to waive a portion of its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Real Assets Fund will not exceed 1.03% of net assets (excluding, among other things, the cost of leverage). I just want to be clear on this point of managed versus net assets. Because Brookfield is agreeing to cap total annual operating expenses at 1.03% of net assets, our effective management fee rate would have been 0.70% (70 basis points) of net assets using March 31, 2016 estimates. Please refer to the fee table in the Real Assets Fund’s preliminary Registration Statement that has been filed with the SEC for further information.

During this two year expense cap period, the Real Assets Fund’s total annual operating expense ratio (exluding, among other things, the cost of leverage) will be approximately equivalent to HTR’s current total annual operating expense ratio and will be below BOI’s and HHY’s current total annual operating expense ratio.

If the Reorganizations are approved, the shareholders of each of BOI, HTR and HHY will receive newly issued shares of the Real Assets Fund. The conversion rate will be based on the net asset value of each Fund.

Next is a discussion on the approval of Schroders as a New Sub-Adviser for BOI and HTR

Brookfield currently serves as the investment adviser to both BOI and HTR and each Fund’s portfolio is currently managed by Michelle Russell-Dowe and her Securitized Products Investment Team. Brookfield recently agreed to sell the Securitized Products Investment Team to Schroders, which is anticipated to close sometime in the second half of 2016.

We understand that investors are curious regarding our decision to sell the Securitized Products Investment Team to Schroders. I can assure you that this decision was a joint decision between Brookfield and the Securitized Products Investment Team. Although Brookfield no longer wants to offer a stand-alone securitized products investment strategy, Brookfield believes securitized products can still serve a useful role in a Real Assets investment strategy, particularly in a closed-end fund structure.

Brookfield believes BOI and HTR shareholders will benefit from an investment strategy that will continue to invest in securitized credit but will also more broadly invest in Real Asset companies and issuers. Brookfield, BOI and HTR would continue to benefit from the investment expertise of Michelle and her team via the sub-advisory relationship with Schroders. In addition, the Securitized Products Investment Team expects to benefit from the Schroders platform and the opportunities it may provide in raising assets for the Securitized Products Investment Team through both a stand-alone securitized products investment strategy, as well as through multi-sector channels.

As a result, the Board of Directors of each of BOI and HTR approved new sub-advisory agreements between BOI and Schroders, and HTR and Schroders. Brookfield and the Board of Directors of each of BOI and HTR believe that the proposed Sub-Advisory Agreements are in the best interests of shareholders of both Funds.

It is important to note that the appointment of Schroders, as sub-adviser is contingent upon the closing of the sale of the Securitized Products Investment Team to Schroders. If this Transaction does not close, Schroders will not serve as sub-adviser for BOI or HTR and the Securitized Products Investment Team will remain at Brookfield, with Brookfield and the Securitized Products Investment Team continuing to manage BOI and HTR and, upon completion of the Reorganizations, the Securitized Products Investment Team will manage the securitized credit portion of the Real Assets Fund.

Now I’d like to turn it over to Larry Antonatos to discuss the Asset Allocation Process for the Brookfield Real Assets Income Fund

Larry Antonatos:

The Brookfield Real Assets Income Fund will pursue a multi-asset, multi-portfolio manager investment strategy that will primarily invest in infrastructure, real estate and natural resources (what we collectively refer to as “Real Assets”) fixed income securities, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR). The Real Assets Fund will also invest to a lesser extent in Real Assets equity securities.

Brookfield will allocate a portion of the Real Assets Fund’s assets to (i) the Real Assets Credit investment team, which is comprised of investment personnel that currently manage HHY, (ii) the Securitized Products Investment Team, which is comprised of investment personnel that currently manage BOI and HTR and (iii) other portfolio management teams within Brookfield.

The Real Assets Fund’s multi-asset, multi-portfolio manager approach will allow Brookfield to allocate the RA Fund’s investments across multiple industries and sectors within Real Assets, which may potentially result in more stable income and less volatile returns across market cycles.

Brookfield believes that the Real Assets Fund’s investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Fund’s shareholders.

Asset allocation will be managed by two asset allocation portfolio managers, myself and Craig Noble. Craig and I serve as asset allocation portfolio managers on another Brookfield investment product, an open-ended US mutual fund.

Returns among Real Asset sectors can vary widely and dynamic asset allocation allows these return differentials to be captured. Brookfield’s asset allocation process is driven by a top-down macroeconomic perspective, complemented by a bottom-up sector valuation methodology. The top-down macroeconomic perspective considers four factors:

1.              Interest rate outook

2.              Regional economic growth projections

3.              Central bank, regulatory, and policy expectations, and

4.              Inflation expectations

The bottom-up sector valuation methoidology considers

1.              Valuation

2.              Fundamentals

3.              Risk, and

4.              Trend

The formal asset allocation process occurs once per quarter, although asset allocation changes can be made at any time, subject to applicable regulatory restrictions.

As noted earlier, the Real Assets Fund’s multi-sector, multi-portfolio manager approach is designed to give investors access to a diverse portfolio of listed Real Asset securities, with dynamic asset allocation across distinct Real Asset components, with each component managed by a specialist investment team.

Craig and I, the asset allocation portfolio managers, have

•                  broad experience across the Real Asset sectors and

•                  many years of experience working with the specialist investment teams.

Each of the specialist investment teams is

•                  focused on one Real Asset sector and

•                  staffed by experienced portfolio managers and analysts.

Based on current holdings of BOI and HTR, we anticipate Brookfield Real Assets Income Fund’s portfolio to be largely securitized credit investments immediately following the proposed reorganizations, if approved by shareholders.  If the reorganizations had taken place as of March 31st, 2016, based on the holdings of each of BOI, HTR and HHY, the combined Fund’s portfolio would have been approximately:

•                  65% Securitized Credit

•                  25% Corporate Credit and

•                  10% Other Assets/Cash

Depending on market conditions at the time of the reorganizations and in the months that follow, we expect that the majority of our portfolio repositioning will consist of an allocation away from securitized credit investments and a higher allocation to Real Asset corporate credit securities. Based upon current market conditions, we expect a significant portion of the repositioning to occur in the first six months following the reorganizations, however, full repositioning may take as long as two years following the reorganizations.  The repositioning will be consistent with the combined fund’s overall investment strategy.  We want to be deliberate and thoughtful in our investment decisions when executing this repositioning strategy.  We intend to communicate with our shareholders, as we currently do, through fact sheets, conference calls and shareholder reports on our repositioning progress and asset allocation mix.

With that overview, we’ll now discuss market opportunities across the Real Assets universe, including:

i.                  Real Asset Corporate Credit, provided by Dana Erikson, portfolio manager of HHY

ii.               Securitized Credit, provided by Michelle Russell-Dowe, portfolio manager of BOI and HTR, and

iii.            Lastly, I will speak to the opportunities across Real Asset Equities.

First, Dana Erikson on Real Asset Corporate Credit

Dana Erikson:

Thank you, Larry.

Credit markets entered calendar year 2016 on a heavy note, suffering from further oil price declines. In mid-February, however, oil appeared to bottom and credit markets moved sharply higher, with March 2016 turning in the best gain since October 2011 and April not far behind. Investors expressed their renewed confidence by heavily purchasing high-yield bond mutual funds in the first quarter. New issue volume rebounded toward the end of the March, demonstrating a return to normalcy for the market. As a result, corporate credit markets generally, and Real Asset Debt specifically, have had strong returns so far in 2016.

Despite the strong returns, credit stress remains in the commodity sensitive sectors of the market. We believe defaults in the energy sector will continue to rise, perhaps to above prior market expectations, and could reach about 25% of the sector. This would bring overall market defaults to around 6%, which is higher than our prior forecast of about 5%. However, we believe this increase in defaults is largely priced into the market. Despite raw material prices bottoming in mid-February, and rallying substantially since, we believe it is unlikely that they will return to prior highs given excessive worldwide capacity and relatively modest demand from China and Emerging Market economies. This leads us to believe that substantial direct exposure to raw materials is not yet warranted, and we prefer to maintain exposure in the less commodity sensitive infrastructure sectors.

Catalysts to the downside for Real Asset debt primarily revolve around a possible return of a “risk off” attitude to global markets, and risks of renewed weakness in raw material pricing in natural resources. Further, it is possible that increased bankruptcies in 2016 in the Energy Exploration & Production and Energy Service subsectors could result in a selloff extending beyond those subsectors. We believe that if that happens, it would represent a buying opportunity.

With the market having rallied strongly since the mid-February low, it would not be unusual to expect a pause, especially since the summer months are historically slow months for credit and equity markets. That said, spreads are well wide of long-term averages, at a time when corporate balance sheets are generally healthy — we believe, healthier in high yield than in investment grade because of substantial M&A financing in the investment grade market.

The Fed is likely to tighten again this year. While this may or may not affect the long end of the curve, it could negatively impact the investment grade market which tends to be more interest rate sensitive than below investment grade. The risk in credit to the Fed action is, we believe, that higher rates in the U.S. attracts foreign capital, resulting in dollar strength and another down leg to raw material prices, many of which are priced in dollars. We believe that spreads are sufficiently wide in below investment grade to cushion against likely Fed action.

From a valuation perspective, we believe current valuations are attractive given sound corporate credit quality and the modest level of re-risking in the corporate credit markets. While distress is present and may grow in the energy and raw material sectors, we do not believe this represents the beginning of the down leg of the credit cycle. The credit problems are well telegraphed, and are contained within distinct sectors. We have not seen contagion outside of these problem sectors. We believe, given the market pressure, Real Asset sectors have endured in 2015, this portion of the market is particularly attractive and affords attractive yield potential to knowledgeable investors.

I’ll now turn the call over to Michelle Russell-Dowe on Securitized Credit markets.

Michelle Russell-Dowe:

Thanks Dana.

In advance of today’s call, we received some requests for my view on the proposed reorganization of each of BOI and HTR into the Brookfield Real Assets Income Fund and the multi-asset investment strategy of the combined fund, as well as, my view on the acquisition of the Securitized Products Investment Team by Schroders. So, I’d like to start with those questions, and then I’ll move onto an updated view of the securitized products sector.

First, in terms of the acquisition of my team by Schroders, I’m extremely excited about the opportunity. Schroders, like Brookfield, is a world class organization. And integration into their global investing platform is an exciting opportunity for me and for my team. Schroders represents an excellent fit in terms of investment style and will be an excellent home for me and my team to raise assets through both a stand-alone securitized products investment strategy, as well as through multi-sector channels.

Next, my thoughts on the consoldidation of Brookfield funds into a multi-sector strategy. Many shareholders or their advisors know from my road show, that I like the statistics behind the markets that I study and I often liken them to baseball stats. In baseball, there are times when a different pitcher is brought in to gain advantage over a particular batter. Given the dynamic nature of the markets, the multi-sector nature of the strategy simply allows Brookfield to do just that, rotate amongst sectors in order to maximize their ability to generate income and potential for capital appreciation over a dynamic market cycle.

I’ve been involved since my hire back in 1999, in stewarding the capital of HTR, and I personally met with many of you or your advisors when we brought BOI to market. So, I am pleased that I can continue to be a part of stewarding your capital through a relationship with Brookfield as a sub-adviser, and we hope that you as shareholders will be in support of these proposals, so that my team and I have the opportunity to continue in that role.

As I noted earlier, markets have been dynamic and more volatile over the last several months.  With the extremely low payroll numbers released last week, it is possible market sentiment shifts back to where we sat earlier in the year, when the potential for an economic recession felt elevated. The consumer and the housing market, however, have substantially healed and are now a noted strength for the US economy. For us, that means a consumer led recession is extremely unlikely, and a stronger household balance sheet is likely to represent an offset to softening in other areas of the economy. Securitized markets, in general, sit in a comfortable and attractive point in the credit cycle. With respect to credit trends, and in particular in the housing or residential mortgage market, it feels as if the wind is in our sails.

Housing has surprised to the upside, even in the face of rather limited credit provision, which should minimize concerns related to “re-leveraging”. Year-over year appreciation in the 5% to 6% area has been supportive for existing home-owners equity, and continued to reduce the leverage on mortgaged properties. This supports previously encumbered borrowers in meeting the criterion for a new first lien mortgage, at a low interest rate level, and supports the discount priced securities that we like to own through faster repayment of par. Likewise, easy access to commercial mortgage financing has propelled most major markets to new heights and continues to allow properties expected to have difficulty obtaining traditional refinancing, to access new financing.

Regulation continues to remain a key driver of both opportunity and change. Limits on the traditional ways that banks and broker dealers participated in the real estate and the securities markets have driven gaps in financing provision, which facilitates excess return in the mortgage related sectors, both in the loan market and in securities purchases. Regulation in these markets impacts lending itself at both bank and non-bank entities, as well as in the creation and trading of securities. As more regulations phase in, we expect to see continued opportunity, and the potential for some distress in some sectors of commercial mortgage performance, especially as risk retention regulation is phased in at the end of this year.

Overall, however, the securitized markets sit in a part of the credit cycle that is attractive, and the securities themselves have had a lower volatility profile, relative to their yield. Non-agency MBS show much lower correlation to commodity price changes, partly given the benefit consumer reap at the fuel pump when oil declines. The non-agency MBS and CMBS securities do pick up correlation to macro-oriented beta, and to the extent sentiment leans toward recession again, we expect yield spreads on a loss adjusted basis will widen, as they did in the first quarter of this year, and this would prove to be another buying opportunity, given what we believe is a more solid fundamental backdrop for the consumer and for housing, in particular. With expected losses factored into the pricing of securities, and the potential for upside as a result, the profiles remain attractive in terms of carry and we believe downside remains limited. Though, as always, the stories remain security specific and these markets remain “adult swim” in orientation.

I’ll now turn the call back to Larry to discuss Real Asset Equities.

Larry Antonatos:

Thank you, Michelle.

The Fund’s allocation to Real Asset equities is intended to increase the potential for income growth and capital appreciation within the combined fund. This allocation will be principally in Global Real Estate equities and Global Infrastructure equities. These Real Asset equities offer the potential for income growth through dividends, that may grow over time.

Global Real Estate equities are generally supported by cash flows from rent on commercial properties, the same source of cash flows that support some of the the Fund’s corporate credit and securitized commercial mortgage backed securities investments. Many Global Real Estate equities are Real Estate Investment Trusts or REITs. The investment universe includes major property types such as apartment, industrial, office and retail as well as more specialized property types such as data centers, health care and self storage.

Our outlook for Global Real Estate equities is positive.

•                  In general, we continue to see strong property market fundamentals driven by low levels of new supply (construction) and slowly growing demand

•                  This has resulted in generally low vacancy rates which translates to pricing power for landlords, and

•                  We belive valuation of listed real estate is attractive, with attractive dividend yields and attractive income growth potential.

Our second main sector of Real Asset Equities is Global Infrastructure equities. These equities are generally supported by cash flows from infrastructure assets in four main areas:

•                  Energy — such as oil and gas pipelines

•                  Utilities — such as electric, gas and water utilities

•                  Communications — such as cell phone towers, and

•                  Transportation - such as airports, seaports, and toll roads.

Infrastructure assets tend to have high and relatively predictable cash flows, because they frequently benefit from:

1.              Constrained supply of competing assets

2.              Steady demand for infrastructure services, and

3.              Pricing that is regulated, and frequently allows for price increases realted to inflation.

Our outlook for Global Infrastructure equities is very positive.

•                  We belive valuations are very attractive on both a dividend yield basis and an EV/EBITDA multiple basis

•                  We anticipate continued growth in cash flows and dividends, and

•                  We expect continued investor interest and fund flows in the infrastructure space.

We believe the new Real Assets Fund will benefit from prudent allocations to Real Asset Equities with the potential for income growth and capital appreciation,

Now, back to Craig Noble for concluding comments.

Craig Noble:

Thank you, Larry.

We are excited about the Reorganization of BOI, HTR and HHY into the new Real Assets Income Fund. We and the Board of Directors of each Fund believe the Reorganizations should provide shareholders of each Fund:

i.                  Investment Strategy Flexibility which may result in more stable income and less volatile returns across market cycles.

ii.               Potential for: Greater Income given current market conditions, Income Growth over time, and Capital Appreciation

iii.            Potential for Improved Secondary Market Trading as a result of the larger asset size of the new RA Fund.

I want to thank everyone for listening to the call today. For more information about the Reorganization or to request a copy of a call transcript, please contact Investor Relations at (855) 777-8001 or funds@brookfield.com.

Call Operator:

This concludes today’s call. You may disconnect your lines.

Additional Information about the Proposed Reorganizations and Where to Find It

This conference call is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Funds, including the Brookfield Real Assets Income Fund; nor is this conference call intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganization or approval of the Sub-Advisory Agreement may only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (“SEC”).

This conference call references a Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by the Funds. A preliminary Registration Statement has been filed with the SEC. However, the Registration Statement may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.

The Funds and their respective directors, officers and employees, and Brookfield Investment Management Inc., and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed Reorganizations and/or proposed Sub-Advisory Agreements. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds’ respective directors, officers and employees, and Brookfield Investment Management Inc. and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus regarding the proposed Reorganizations and proposed Sub-Advisory Agreements when it is filed with the SEC.

The Registration Statement which includes the Joint Proxy Statement/Prospectus is not yet effective, and the information contained therein is not complete and is subject to change.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATIONS AND THE NEW SUB-ADVISORY AGREEMENTS. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS. The Joint Proxy Statement/Prospectus will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Investors may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by directing a request to Brookfield Investment Management at (855) 777-8001. In addition, subsequent communications with respect to the Reorganizations and/or Sub-Advisory Agreements will be made via public press release such as this one and/or posted on www.brookfieldim.com.

Forward-Looking Statements

Certain statements made in this conference call that are not historical facts are referred to as “forward-looking statements” under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. undertake no responsibility to update publicly or revise any forward-looking statements.

Brookfield Investment Management (the “Firm”) is an SEC-registered investment adviser providing real assets public securities strategies including global listed real estate and infrastructure equities as well as corporate credit and securitized credit. With over $16 billion of assets under management as of March 31, 2016, the Firm manages institutional separate accounts, registered funds and other investment products for clients, including financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and high net-worth investors. Headquartered in

New York, NY, the Firm and its affiliates also maintain offices in Boston, Chicago, London and Toronto. Further information is available on www.brookfieldim.com. Brookfield Investment Management Inc. is a wholly-owned subsidiary of Brookfield Asset Management, a leading global alternative asset manager with $240 billion of assets under management as of March 31, 2016. For more information, go to www.brookfield.com.

Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. are managed by Brookfield Investment Management Inc. The Funds use their websites as a channel of distribution of material company information. Financial and other material information regarding the Funds are routinely posted on and accessible at www.brookfieldim.com.

COMPANY CONTACT

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Total Return Fund Inc.

Brookfield High Income Fund Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

(855) 777-8001

funds@brookfield.com